Exhibit 99.1

SinoTech Announces Unaudited Annual Sales for Fiscal Year 2011

and Provides Update on LHD Fleet

Beijing, December 23, 2011 — SinoTech Energy Limited (Other OTC: CTESY.PK, “SinoTech” or the “Company”), a provider of enhanced oil recovery (“EOR”) services in China, announced today that based on unaudited management accounts for the fiscal year ended September 30, 2011, the total sales for the full fiscal year 2011 were approximately US$110 million, which falls within the range of the previous sales guidance between US$108 million and US$112 million as announced on August 4, 2011.

The Company also announced that it experienced a recent accident in December that disabled one of its LHD units. No personnel were injured in the incident. The Company is working with the insurance company to investigate the accident and will provide update in due course. Currently the Company has 10 LHD units in operation across China. To ensure production safety and operational continuity, the Company is currently conducting a company-wide maintenance inspection for all the operational LHD units.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including those disclosed in SinoTech’s filings with the United States Securities and Exchange Commission, and are based on information available to SinoTech’s management as of the date hereof and on its current expectations. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. SinoTech undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

Investor and media inquiries:

Ms. Rebecca Guo

SinoTech Energy Limited, Beijing

+ 86-10-8712-5567

rebecca.guo@sinotechenergy.com